EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Appointments of Senior Management

SHANGHAI, China, Jan. 26, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced the appointment of Ms. Jenny Zhang as President of the Company. Concurrently, the Company appointed Ms. Hui Chen as Executive Vice President of Finance and Mr. Yunhang Xie as Chief Strategy Officer. All appointments became effective on January 23, 2015.

Ms. Zhang has been Chief Financial Officer since March 2008 and Chief Strategy Officer since November 2013. In her new role, Ms. Zhang will be responsible for leading the overall operations, in addition to her responsibility as the CFO. She reports to Mr. Qi Ji, the CEO of the Company, who is mainly responsible for strategy, high-level decisions and corporate culture.

"On behalf of the Board, I am pleased to announce the appointment of Jenny as President," commented Mr. Qi Ji, founder, executive Chairman and CEO of the Company. "As a CFO and CSO, Jenny has worked closely with me for the past 7 years on many core strategic moves and formulation of the company's operational systems. Jenny's sound management experience and global vision will further strengthen China Lodging Group's edge in multi-brand development and profit-generation capability. In her new role, Jenny will join me in leading the company to realize its full potential."

Ms. Zhang has more than 15 years of experience in finance and consulting with multinational companies. Prior to joining the Company in 2007, she was the Finance Director of Eli Lilly (Asia) Inc., Thailand Branch and the Chief Financial Officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Zhang obtained her Master of Business Administration degree from Harvard Business School and received both Master and Bachelor degree from the University of International Business and Economics.

In the role of EVP of Finance, Ms. Chen will be responsible for all internal financial management and report to Jenny Zhang. Ms. Chen has deep financial management expertise in the travel and hotel industries in China. She joined the Company in 2014. Previously, Ms. Chen once served as the Chief Financial Officer of Home Inns Group and the Finance Director of Ctrip.com. Ms. Chen obtained her Master degree in Management from Shanghai Jiaotong University.

Mr. Xie joined the Company in 2012 and served as Chief Operating Officer. During his tenure, he led the technology initiatives for enhancement on guest experience and operational efficiency. In the new role of CSO, Mr. Xie will be responsible for digital strategy and report to Ms. Zhang.

"We are excited to welcome Ms. Chen to the executive team. She brings her decades of experience and leadership to our company. I would also like to thank Mr. Xie for his accomplishment in the role of COO and wish his further success in the new role. I look forward to working with our management team to generate more value for our shareholders in the coming years," said Mr. Ji.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: 86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com